UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vialta, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92554D 30 6

(CUSIP Number)

Fred Shiu Leung Chan
19770 Stevens Creek Blvd.
Cupertino, CA 95014

Copies to:
Rob Dellenbach
Fenwick & West LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111
(415) 875-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92554D 30 6			Page 2 of 30

1.	Name of Reporting Person: Victory Acquisition Corporation		I.R.S. Identification Nos. of above persons (entities only): 73-1732082

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-(1)

		8.	Shared Voting Power: -0-(1)

		9.	Sole Dispositive Power: -0-(1)

		10.	Shared Dispositive Power: -0-(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-%

14.	Type of Reporting Person (See Instructions): CO

(1)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Victory was a member of a group that received shares of Vialta common stock from other Reporting Persons under the Contribution Agreement (as defined in Item 3). Upon the consummation of the Transaction, the separate corporate existence of Victory terminated, and all shares of Vialta common stock held by Victory and outstanding immediately prior to the effective time were cancelled and retired without consideration payable therefor, and each share of Victory common stock outstanding immediately prior to the effective time of the Transaction was converted into one share of Vialta, as the surviving corporation of the Transaction.

CUSIP No. 92554D 30 6			Page 3 of 30

1.	Name of Reporting Person: Fred Shiu Leung Chan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 27,686,686(2)(See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 27,686,686(2)(See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(2)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): IN

(2)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Fred Shiu Leng Chan was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, the 27,636,636 shares of Vialta common stock over which Fred Shiu Leung Chan may be deemed to have shared voting and dispositive power consist of (i) 5,044,744 shares held of record in his name; (ii) 5,748,960 shares held of record by his wife Annie M.H. Chan; (iii) 8,042,932 shares held of record by the Annie M.H. Chan Living Trust (of which Mrs. Chan is the sole trustee); and (iv) 8,800,000 shares held of record by Evershine XVI, L.P., of which Mr. and Mrs. Chan are managing members of the general partner. The 27,636,636 shares represented in rows 8 and 10 exclude shares held by trusts for the benefit of Mr. Chan’s children, of which neither Mr. nor Mrs. Chan is a trustee.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 4 of 30

1.	Name of Reporting Person: Annie M. H. Chan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 27,686,686(3)(See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 27,686,686(3)(See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(3)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): IN

(3)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Annie M.H. Chan was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, the 27,636,636 shares of Vialta common stock over which Annie M.H. Chan may be deemed to have shared voting and dispositive power consist of (i) 5,748,960 shares held of record in her name; (ii) 5,044,744 shares held of record by her husband Fred Shiu Leung Chan; (iii) 8,042,932 shares held of record by the Annie M.H. Chan Living Trust, of which Mrs. Chan is sole trustee; and (iv) 8,800,000 shares held of record by Evershine XVI, L.P., of which Mr. and Mrs. Chan are managing members of the general partner. The 27,636,636 shares represented in rows 8 and 10 exclude shares held by trusts for the benefit of Mrs. Chan’s children, of which neither Mr. nor Mrs. Chan is a trustee.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 5 of 30

1.	Name of Reporting Person: Annie M. H. Chan TR UA 07-25-95, The Annie M. H. Chan Living Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 8,042,932(4)(See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 8,042,932(4)(See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(4)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(4)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), the Annie M.H. Chan TR UA 07-25-95, The Annie M.H. Chan Living Trust was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, the Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust, of which Annie M.H. Chan is the sole trustee, holds of record 8,042,932 shares.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 6 of 30

1.	Name of Reporting Person: Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y. W. Chan Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 974,410(5)(See Item 5)

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: 974,410(5)(See Item 5)

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(5)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(5)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust holds of record 974,410 shares.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 7 of 30

1.	Name of Reporting Person: Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y. C. Chan Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 974,408(6)(See Item 5)

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: 974,408(6)(See Item 5)

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(6)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(6)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust holds of record 974,408 shares.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 8 of 30

1.	Name of Reporting Person: Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y. J. Chan Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 334,939(7)(See Item 5)

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: 334,939(7)(See Item 5)

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(7)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(7)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust holds of record 334,939 shares.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 9 of 30

1.	Name of Reporting Person: Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,119,447(8)(See Item 5)

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: 2,119,447(8)(See Item 5)

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(8)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(8)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), the Shiu Leung Chan & Annie M.H. Chan Gift Trust Dated 11/20/92 was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, the Shiu Leung Chan & Annie M.H. Chan Gift Trust Dated 11/20/92 holds of record 2,119,447 shares.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 10 of 30

1.	Name of Reporting Person: Evershine XVI, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 8,800,000(9)(See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 8,800,000(9)(See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(9)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): PN

(9)	Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Evershine XVI, L.P. was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, Evershine XVI, L.P. holds of record 8,800,000 shares, over which the managing members of its sole general partner exercise voting and dispositive power.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6			Page 11 of 30

1.	Name of Reporting Person: Everbright II, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 8,800,000(10)(See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 8,800,000(10)(See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,039,840(10)(See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%*(See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(10)	Everbright II, LLC is the general partner of Evershine XVI, L.P.; Fred Shiu Leung Chan and Annie M.H. Chan are its managing members. Before the consummation on October 7, 2005 of the Transaction (as defined in Item 3), pursuant to Merger Agreement (as defined in Item 3), Evershine XVI, L.P. was a member of a group that contributed shares of Vialta common stock to Victory Acquisition Corp. in exchange for shares of Victory common stock under the Contribution Agreement (as defined in Item 3). The 32,039,840 shares listed in row 11 above are shares of Vialta common stock received by the group upon the effective time of the Transaction in exchange for its shares of Victory Acquisition Corp. Of these shares of Vialta common stock, Everbright II, LLC, shares voting and dispositive power over 8,800,000 shares held by Evershine XVI, L.P., by virtue of its position as its general partner.

*	Based on conversion of all outstanding shares of Victory Acquisition Corp. into an aggregate of 32,039,840 shares of the Issuer’s common stock and the conversion of all other shares of Issuer (other than those held by Victory, which were cancelled) into the right to receive $0.36 per share, upon the effective time of the Transaction.

CUSIP No. 92554D 30 6	Page 12 of 30 Pages
SCHEDULE 13D
This amendment to Schedule 13D is being filed by Fred Shiu Leung Chan, Annie M.H. Chan, Annie M.H. Chan TR UA 07-25-95, The Annie M.H. Chan Living Trust (the “Annie Chan Living Trust”), Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust (“The David Y.W. Chan Trust”), Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust (“The Edward Y.C. Chan Trust”), Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust (“The Michael Y.J. Chan Trust”), Shiu Leung Chan & Annie M.H. Chan Gift Trust Dated 11/20/92 (the “Fred and Annie Chan Gift Trust”) and Evershine XVI, L.P. (“Evershine”) (together, the “Victory Shareholders”), and Everbright II, LLC (“Everbright”), the general partner of Evershine, and Vialta, Inc., as successor to Victory Acquisition Corp. (“Victory”), to amend and supplement the information included in the Schedule 13D filed by the Victory Stockholders, Everbright and Victory with the Securities and Exchange Commission on April 7, 2005 (the “Original Schedule 13D”). The Victory Stockholders, Everbright and Victory are referred to herein as “the Reporting Persons.” In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Schedule 13D to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Schedule 13D.
The Reporting Parties are filing this amendment to the Schedule 13D in order to reflect the effect of the Transaction on their holdings of the shares of common stock of Vialta, Inc (“Vialta”). The Transaction was consummated on October 7, 2005, when Victory merged with and into Vialta. Upon the effective time of the Transaction, all shares of Vialta outstanding immediately prior thereto were converted into the right to receive the merger consideration of $0.36 per share (with the exception of those held by Victory, which were cancelled), and each outstanding share of Victory was converted into one share of common stock of Vialta. As a result of the Transaction, the Victory Stockholders became the holders of all outstanding shares of Vialta common stock following the Transaction.
Except as otherwise set forth herein, capitalized terms shall have the meanings set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 7, 2005.
Item 2. Identity and Background.
Item 2 is hereby amended to provide updated information concerning Victory Acquisition Corp., named in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 7, 2005.
Upon the effective time of the Transaction, Victory was merged with and into Vialta with Vialta surviving the merger. As a result, the separate legal existence of Victory terminated, and Victory no longer has any officers or directors.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is amended and restated in its entirety as set forth below.
     Purchase of Common Stock of the Issuer by Fred Shiu Leung Chan. In October of 1999, Fred Shiu Leung Chan purchased 4,000,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $1,000,000, by delivering to the Issuer a promissory note that was

CUSIP No. 92554D 30 6	Page 13 of 30 Pages
paid in full in March 2000. These shares were purchased prior to the date on which the Issuer registered shares pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Act”). In July of 2001, in connection with a recapitalization of the Issuer, the 4,000,000 shares of Common Stock of the Issuer were converted into 4,400,000 shares of Class B Common Stock. In July of 2002, these shares were subsequently converted into 4,400,000 shares of unclassified Common Stock.
     Purchase of Series B Preferred Stock of Issuer by Evershine XVI, L.P. On January 1, 2000, Evershine purchased 8,000,000 shares of Series B Preferred Stock of the Issuer for an aggregate purchase price of $20,800,000. These shares were purchased prior to the date on which the Issuer registered shares pursuant to Section 12 of the Act. In July of 2001, in connection with a recapitalization of the Issuer, the 8,000,000 shares of Series B Preferred Stock were converted into 8,800,000 shares of Series B Common Stock. In July of 2002, these shares were subsequently converted into 8,800,000 shares of unclassified Common Stock.
     Distribution of Vialta Shares to ESS Technology, Inc. Shareholders on August 21, 2001. On August 21, 2001, ESS Technology, Inc. (“ESS”), in a spin-out of the Issuer, issued a dividend of 1.182 shares of the Issuer’s Class A Common Stock for each share of ESS common stock outstanding. In connection with this distribution: (a) Fred Shiu Leung Chan became the beneficial owner of 637,084 shares of Class A Common Stock; (b) Annie M.H. Chan became the beneficial owner of 13,628,050 shares of Class A Common Stock; (c) The David Y.W. Chan Trust became the beneficial owner of 962,830 shares of Class A Common Stock; (d) The Edward T.C. Chan Trust became the beneficial owner of 962,832 shares of Class A Common Stock; (e) The Michael Y.J. Chan Trust became the beneficial owner of 330,960 shares of Class A Common Stock; and (f) The Fred and Annie Chan Gift Trust became the beneficial owner of 2,094,268 shares of Class A Common Stock. In July of 2002, each of these shares were subsequently converted into shares of unclassified Common Stock, in the respective amounts of: (a) 637,084 shares of Common Stock, (b) 13,628,050 shares of Common Stock, (c) 962,830 shares of Common Stock, (d) 962,832 shares of Common Stock, (e) 330,960 shares of Common Stock, and (f) 2,094,268 shares of Common Stock.
     Distribution of Vialta Shares to ESS Technology, Inc. Shareholders on November 15, 2002. On November 15, 2002, ESS issued 0.142 shares of the Issuer’s Common Stock for each share of ESS common stock outstanding. In connection with this distribution: (a) Fred Shiu Leung Chan became the beneficial owner of 7,660 shares of Common Stock; (b) Annie M.H. Chan became the beneficial owner of 163,842 shares of Common Stock; (c) The David Y.W. Chan Trust became the beneficial owner of 11,578 shares of Common Stock; (d) The Edward T.C. Chan Trust became the beneficial owner of 11,578 shares of Common Stock; (e) The Michael Y.J. Chan Trust became the beneficial owner of 3,979 shares of Common Stock; and (f) The Fred and Annie Chan Gift Trust became the beneficial owner of 25,179 shares of Common Stock.
     Acquisition of Options to Purchase the Common Shares of the Issuer by Fred Shiu Leung Chan. On October 5, 1999, Fred Shiu Leung Chan acquired an option to purchase 1,000,000 shares of the Issuer’s Common Stock, with an exercise price of $0.275 per share. Fred Shiu Leung Chan became fully vested in these shares on September 1, 2004. These options were never exercised and upon the effective time of the Transaction, they were cancelled without any consideration therefor.
     Acquisition of Vialta Shares by Victory on March 28, 2005. On March 28, 2005, in connection with the Transaction (as defined below in this Item), Victory acquired an aggregate of 32,039,840 shares of Issuer Common Stock from the Victory Stockholders, pursuant to a

CUSIP No. 92554D 30 6	Page 14 of 30 Pages
Contribution Agreement by and among Victory and the Victory Stockholders (the “Contribution Agreement”). For each share of Issuer Common Stock contributed to it by the Victory Stockholders, Victory issued one share of its common stock to the Victory Stockholders. The number of shares of Issuer Common Stock contributed by each of the Victory Stockholders, and their percentage interest in Victory held in the name of such stockholder immediately following the contribution, is set forth below.

	Number of Shares of
	Issuer Common Stock	% Interest in
Former Victory Stockholder	Contributed	Victory

Fred Shiu Leung Chan	5,044,744	15.7%

Annie M.H. Chan	5,748,960	17.9%

Annie M. H. Chan TR UA 07-25-95, The Annie M. H. Chan Living Trust	8,042,932	25.1%

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y. W. Chan Trust	974,410	3.0%

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y. C. Chan Trust	974,408	3.0%

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y. J. Chan Trust	334,939	1.0%

Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92	2,119,447	6.6%

Evershine XVI, L.P.	8,800,000	27.5%

TOTALS:	32,039,840	100.0%
     Merger of Victory with and Into the Issuer. On March 28, 2005, the Issuer and Victory entered into an Agreement and Plan of Reorganization, as amended (the “Merger Agreement”). On October 7, 2005, pursuant to the Merger Agreement and a Certificate of Merger filed by Vialta with the Delaware Secretary of State, Victory merged with and into the Issuer, with the Issuer surviving the merger (the “Transaction”). As a result of the Transaction immediately following the effective time of the Transaction the Reporting Persons acquired, as a group, ownership and voting control of 100% of the outstanding common stock of the Issuer. The effect of the Transaction on the record and beneficial ownership of the Issuer by each Reporting Person is set forth in Item 5.

CUSIP No. 92554D 30 6	Page 15 of 30 Pages
Item 4. Purpose of Transaction.
Item 4 is amended and restated in its entirety as set forth below.
     On October 7, 2005, pursuant to the Merger Agreement and a Certificate of Merger filed by Vialta with the Delaware Secretary of State, the Transaction became effective, and Victory merged with and into Vialta with Vialta surviving the transaction. As part of the Transaction:
(i)	all shares of Vialta common stock that were held immediately prior to the effective time of the Transaction (1) in the treasury of Vialta, (2) by any wholly-owned subsidiary of Vialta, (3) by Victory or (4) by any of the Victory Stockholders were cancelled and retired without consideration payable therefor;

(ii)	each other share of Vialta common stock outstanding immediately prior to the effective time of the Transaction (other than any share as to which a dissenting stockholder had perfected and not lost appraisal or dissenters’ rights under Delaware or California law, respectively, which share was converted into the right to receive such consideration as may be determined pursuant to applicable Delaware or California law) was converted into the right to receive $0.36 in cash without interest upon surrender and acceptance of the certificates for such shares by Vialta’s Exchange Agent;

(iii)	each share of Victory common stock outstanding immediately prior to the effective time of the Transaction was converted into one share of common stock of Vialta, as the surviving corporation of the Transaction, resulting in the Reporting Persons owning, as a group, 100% of the Issuer Common Stock outstanding immediately after completion of the Transaction;

(iv)	each vested option to acquire Vialta common stock outstanding immediately prior to the effective time of the Transaction (each an “Issuer Option”) (other than those held by Victory, its officers, directors, stockholders or affiliates (each a “Victory Option”)) was cancelled and converted into the right to receive cash in respect of such Issuer Option in an amount equal to the product of (A) the excess, if any, of the $0.36 per share merger consideration over the per share exercise price of such Issuer Option, multiplied by (B) the number of vested shares subject to such Issuer Option, without interest and net of any withholding taxes, subject to the option holder’s execution and delivery of a written consent on a form provided by Vialta’s Exchange Agent to the effect that the cash payment for such option is in full consideration for cancellation of such Issuer Option; and

(v)	each outstanding Victory Option (if any) was cancelled without consideration.
     The Transaction was subject to the approval of Issuer’s stockholders, and the following key closing conditions: (i) no material adverse effect shall have occurred, (ii) counsel to Issuer shall have delivered an opinion of counsel, and (iii) Issuer shall have at least $14,335,000 in cash and cash equivalents as of midnight on the day prior to the closing of the Transaction. The approval of the Issuer’s stockholders was obtained on October 6, 2005, and the other closing conditions were satisfied prior to the completion of the Transaction.
     The Transaction could have been terminated before it became effective: (i) by mutual written consent of the Board of Directors of each of Victory and Issuer, (ii) by either Issuer or Victory, if the Transaction had not been consummated by October 15, 2005 (provided that failure

CUSIP No. 92554D 30 6	Page 16 of 30 Pages
to consummate was not caused by the failure or inaction of the party seeking to terminate), (iii) if a governmental entity had issued a final decree or order restraining or otherwise enjoining the Transaction, (iv) if approval by Issuer’s stockholders had not been obtained, after Issuer had engaged in a proper proxy solicitation and duly-convened meeting of Issuer’s stockholders, (v) by Victory, if Issuer’s Special Committee had withdrawn support for the Transaction, (vi) by either Issuer or Victory, upon the breach of the other party, which breach was not cured following notice and a cure period, or (vii) by Issuer, if it had been necessary to do so to comply with Issuer’s fiduciary duties. None of the conditions for termination occurred before the completion of the Transaction.
     In order to fund the payments to be made to Issuer’s stockholders and vested option holders (other than on account of Victory Options), Issuer was required to deposit sufficient cash into an “Exchange Fund”, held by the “Exchange Agent” for the Transaction, for the benefit of the Issuer’s stockholders and holders of Issue Options. Had Issuer had insufficient cash to deposit into the Exchange Fund for this purpose, Victory would have been required to deposit into the Exchange Fund additional cash equal to the shortfall (the “Shortfall”), but not to exceed a maximum of $4,000,000. Because Issuer had sufficient cash at the completion of the Transaction to fund the Exchange Fund in full, Victory was not required to deposit any amounts in the Exchange Fund.
     In connection with the Merger Agreement, Mr. Fred Shiu Leung Chan entered into an Additional Contribution Agreement with Victory, pursuant to which Mr. Chan agreed to loan an amount of cash to Victory equal to the Shortfall (if any), up to a maximum of $4,000,000, in the event that a Shortfall existed at the relevant time (the “Additional Contribution Agreement”). Because Issuer had sufficient cash at the completion of the Transaction to fund the Exchange Fund in full, no Shortfall occurred and Mr. Chan was not required to make any loan to Victory under the Additional Contribution Agreement.
     In connection with the Merger Agreement, Victory entered into a Pledge Agreement with the Issuer, pursuant to which Victory pledged all shares of Issuer Common Stock owned or controlled by Victory to Issuer (the “Pledged Shares”), to secure Victory’s obligations under the Merger Agreement to make up the Shortfall (if any) (the “Pledge Agreement”). Pursuant to the Pledge Agreement, Victory agreed (i) not to sell or transfer any of the Pledged Shares without consent of the Issuer, and (ii) not to permit a lien, security interest or other encumbrance upon the Pledged Shares (other than that granted pursuant to the Pledge Agreement). Because Issuer had sufficient cash at the completion of the Transaction to fund the Exchange Fund in full, Victory was not required to deposit any amounts in the Exchange Fund and its obligations under the Pledge Agreement have terminated.
     In connection with the Merger Agreement, Victory entered into a Voting Agreement with the Issuer, pursuant to which Victory agreed to vote, and did vote, its shares of Issuer Common Stock in favor of the Transaction.
     Following the consummation of the Transaction, the Issuer, as the surviving entity, is no longer listed on the Nasdaq OTC Bulletin Board, and it is in the process of terminating its reporting obligations under the Act.
     Upon the completion of the Transaction and the filing of the Certificate of Merger with the Delaware Secretary of State, the Certificate of Incorporation of Vialta was restated in its entirety

CUSIP No. 92554D 30 6	Page 17 of 30 Pages
in the form set forth as Exhibit A to the Certificate of Merger. In addition, Mr. Chan became the sole director of Vialta.
     Except as set forth above or in Item 5, the Reporting Persons have no plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of Rule 13d-101.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended to provide updated information concerning the interests of the Reporting Persons in securities of the Issuer as a result of, and immediately following the effective time of, the Transaction.
     (a)-(b) Unless otherwise noted, all percentage amounts referenced in this Item 5 are calculated based on the cancellation upon the effective time of the Transaction of 32,039,840 shares of Victory’s common stock outstanding as of immediately prior to the Transaction held by the Victory Stockholders and conversion of such shares into 32,039,840 shares of the Issuer Common Stock upon the effective time of the Transaction, and the cancellation upon the effective time of the Transaction of all other shares of Vialta common stock outstanding immediately prior to the effective time of the Transaction held by all other stockholders of Vialta. The effect generally of the completion of the Transaction on outstanding securities of Vialta is set forth in Item 4.
     Beneficial Ownership by Group. In connection with the Transaction, the Reporting Persons together constituted a “group” within the meaning of Section 13(d)(3) of the Act in that they acted together with respect to their contribution of the Issuer’s shares held by them to Victory as described in the Contribution Agreement, and the acquisition through the Transaction by them, as a group, of 100% of the outstanding shares of Issuer Common Stock. Information with respect to each member of the group is described below.
     As members of a “group”, each of the Reporting Persons in this amendment might have been deemed immediately prior to the effective time of the Transaction to have shared beneficial ownership of 33,039,840 shares of the Issuer Common Stock held by the group (and Victory) as a whole. These shares consisted of 32,039,840 shares held by Victory Acquisition Corp. and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan had the right acquire upon exercise of vested stock options. At the time of execution of the Contribution Agreement, these shares represented 39.3% of the then outstanding Issuer Common Stock, based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005.
     As a result of the completion of the Transaction, as members of a “group”, each of the Reporting Persons might be deemed immediately after the effective time of the Transaction to share beneficial ownership of 32,039,840 shares of the Issuer Common Stock held by the group as a whole, which represents 100% of the currently outstanding Issuer Common Stock immediately following completion of the Transaction.
     Ownership of Reporting Persons Individually as a Result of Transaction. Immediately after the effective time of the Transaction, the Reporting Persons were beneficial holders of shares of the Issuer as follows:

CUSIP No. 92554D 30 6	Page 18 of 30 Pages
     Fred Shiu Leung Chan, the Issuer’s sole director following the completion of the Transaction, may be deemed to have voting and dispositive power with respect to 27,636,636 shares of Issuer’s Common Stock, which in the aggregate represents approximately 86.3% of the Issuer’s Common Stock. This beneficial ownership consists specifically of: (a) 5,044,744 shares held by Fred Shiu Leung Chan in his own name; (b) 5,748,960 shares held by Mr. Chan’s wife, Annie M.H. Chan; (c) 8,042,932 shares held in the name of the Annie M.H. Chan Trust, of which Mrs. Chan is the sole trustee; and (d) 8,800,000 shares held by Evershine XVI, L.P., of which Everbright II, LLC is the general partner, and of which Mr. Chan is one of two managing members. These shares do not include an aggregate of 4,403,204 shares held by the Children’s Trusts, of which neither Mr. nor Mrs. Chan is a trustee. If included, Mr. Chan may be deemed to have beneficial ownership of 100% of the outstanding Vialta shares.
     Annie M.H. Chan, the wife of Fred Shiu Leung Chan, may be deemed to have voting and dispositive power with respect to 27,636,636 shares of Issuer’s Common Stock, which in the aggregate represents 86.3% of the Issuer’s Common Stock. This beneficial ownership consists specifically of: (a) 5,044,744 shares held by Fred Shiu Leung Chan, the spouse of Annie M.H. Chan, in his own name; (b) 5,748,960 shares held by Annie M.H. Chan in her own name; (c) 8,042,932 shares held in the name of the Annie M.H. Chan Trust, of which Mrs. Chan is the sole trustee; and (d) 8,800,000 shares held by Evershine XVI, L.P., of which Everbright II, LLC is the general partner, and of which Mrs. Chan is one of two managing members. These shares do not include an aggregate of 4,403,204 shares held by the Children’s Trusts, of which neither Mr. nor Mrs. Chan is a trustee. If included, Mrs. Chan may be deemed to have beneficial ownership of 100% of the outstanding Vialta shares.
     The David Y.W. Chan Trust is the beneficial owner of 974,410 shares of Issuer Common Stock, which represented 3.0% of the Issuer’s Common Stock. David Y.W. Chan, the beneficiary of the David Y.W. Chan Trust, is the son of Fred Shiu Leung Chan and Annie M.H. Chan. Mee Sim Lee, Sung Kook Kim and Myong Shin Kim, the trustees of The David Y.W. Chan Trust, are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.
     The Edward Y.C. Chan Trust is the beneficial owner of 974,408 shares of Issuer Common Stock, which represented 3.0% of the Issuer’s Common Stock. Edward Y.C. Chan, the beneficiary of The Edward Y.C. Chan Trust, is the son of Fred Shiu Leung Chan and Annie M.H. Chan. Mee Sim Lee, Sung Kook Kim and Myong Shin Kim, the trustees of The Edward Y.C. Chan Trust, are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.
     The Michael Y.J. Chan Trust is the beneficial owner of 334,939 shares of Issuer Common Stock, which represented 1.0% of the Issuer’s Common Stock. Michael Y.J. Chan, the beneficiary of The Michael Y.J. Chan Trust, is the son of Fred Shiu Leung Chan and Annie M.H. Chan. Mee Sim Lee, Sung Kook Kim and Myong Shin Kim, the trustees of the Michael Y.J. Chan Trust, are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.
     The Annie and Fred Gift Trust is the beneficial owner of 2,119,447 shares of Common Stock, which represented 6.6% of the Issuer’s Common Stock. Edward Y.C. Chan, Michael Y.J. Chan and David Y.W. Chan, the beneficiaries of the Annie and Fred Gift Trust, are the sons of

CUSIP No. 92554D 30 6	Page 19 of 30 Pages
Fred Shiu Leung Chan and Annie M.H. Chan. Mee Sim Lee and Sung Kook Kim, the trustees of the Annie and Fred Gift Trust, are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.
     Evershine, and Everbright as the general partner of Evershine, has beneficial ownership of 8,800,000 shares of the Issuer’s Common Stock, which represents 27.5% of the Issuer’s Common Stock. Everbright is beneficially owned and controlled by Fred Shiu Leung Chan and Annie M.H. Chan. These amounts exclude all shares and options held by any of the other Reporting Persons.
     (c) Pursuant to the Contribution Agreement, on March 28, 2005, Victory acquired from the former Victory Stockholders beneficial ownership of their aggregate holdings of 32,039,840 shares of the Common Stock of the Issuer, which represented 38.6% of the Issuer’s Common Stock then outstanding (based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005), in exchange for an equal number of shares of Victory Common Stock. See Item 3 above. On October 7, 2005, the Transaction was completed, and Victory merged with and into Vialta with Vialta surviving the Transaction. As a result of the Transaction, the Victory Stockholders received an aggregate of 32,039,840 shares of Vialta Common Sock, and all options to purchase Vialta Common Stock that were held by the Victory Stockholders were cancelled. See Item 4 above for additional information regarding the effect of the Transaction on the outstanding shares of Victory and Vialta.
     (d) N/A
     (e) Upon the effective time of the Transaction, Victory was merged with and into Vialta, with Vialta surviving the Merger. All shares of Issuer Common Stock owned by Victory immediately prior to the effective time of the Transaction were cancelled, and as a result of the completion of the Transaction, Victory no longer holds beneficial ownership of 5% or more of the Issuer Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented as follows:
     Victory and Issuer entered into the Merger Agreement to effect the Transaction. See Item 4 for a description of the Transaction as contemplated by the Merger Agreement. In addition, Victory and the Issuer entered into an Amendment to the Agreement and Plan of Reorganization, dated as of August 2, 2005, pursuant to which they agreed that the purchase by Vialta of certain equipment would not constitute a material adverse event under the Merger Agreement, reduced the available cash required to be on hand in Vialta at midnight on the day before the Closing to $14,335,000, and extended the date after which the Merger Agreement could be terminated if the Merger had not closed to September 30, 2005. In addition, Victory and the Issuer entered into Amendment No. 2 to the Agreement and Plan of Reorganization, dated as of August 26, 2005, in which they extended the same date to October 15, 2005. The Transaction provided for in the Merger Agreement was completed on October 7, 2005.

CUSIP No. 92554D 30 6	Page 20 of 30 Pages
     In connection with the Merger Agreement, Victory entered into a Voting Agreement with the Issuer, pursuant to which Victory agreed to vote, and did vote, its shares of Issuer Common Stock in favor of the Transaction.
     In connection with the Merger Agreement, Victory entered into a Pledge Agreement with the Issuer, pursuant to which Victory pledged all shares of Issuer Common Stock owned or controlled by Victory to Issuer, to secure Victory’s obligations under the Merger Agreement to pay an amount of cash into the Exchange Fund, if any were required, to fund any Shortfall in contributions by the Issuer to the Exchange Fund, up to a maximum of $4,000,000. Because Issuer had sufficient cash at the completion of the Transaction to fund the Exchange Fund in full, Victory was not required to deposit any amounts in the Exchange Fund and its obligations under the Pledge Agreement have terminated.
     In connection with the Transaction, Mr. Fred Shiu Leung Chan entered into an Additional Contribution Agreement with Victory, pursuant to which Mr. Chan agreed to loan an amount of cash equal to the Shortfall (if any) to Victory, up to a maximum of $4,000,000, in the event that a Shortfall existed at the closing of the Transaction. Because Issuer had sufficient cash at the completion of the Transaction to fund the Exchange Fund in full, Victory was not required to deposit any amounts in the Exchange Fund and Mr. Chan did not have to lend any amounts to Victory.
     In connection with the Transaction, Victory entered into a Contribution Agreement with the former Victory Stockholders, pursuant to which Victory acquired from the Victory Stockholders beneficial ownership of their aggregate holdings of 32,039,840 shares of the Common Stock of the Issuer, in a 1-for-1 exchange for an equal number of shares of Victory Common Stock issued to the Victory Stockholders.
     The descriptions of such agreements included in this Schedule are qualified by reference to the text of such documents, which are filed as exhibits to this Schedule.
Item 7. Materials to be Filed as Exhibits.
     The following documents are filed as exhibits to this Schedule 13D:
     Exhibit 1. Agreement and Plan of Reorganization, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc. (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on March 31, 2005, and incorporated herein by reference).
     Exhibit 2. Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and the Victory Shareholders.*
     Exhibit 3. Voting Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc.*
     Exhibit 4. Pledge Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc. *
     Exhibit 5. Additional Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Mr. Fred Shiu Leung Chan. *

CUSIP No. 92554D 30 6	Page 21 of 30 Pages
     Exhibit 6. Amendment to the Agreement and Plan of Reorganization, dated as of August 2, 2005, by and between Victory and Vialta (included as Annex A-2 to the Definitive Proxy Statement of Vialta, Inc. and incorporated herein by reference to the Schedule 14A filed by Vialta, Inc. on September 7, 2005).
     Exhibit 7. Amendment No. 2 to the Agreement and Plan of Reorganization, dated as of August 26, 2005, by and between Victory and Vialta ((included as Annex A-3 to the Definitive Proxy Statement of Vialta, Inc. and incorporated herein by reference to the Schedule 14A filed by Vialta, Inc. on September 7, 2005).
     Exhibit 8. Certificate of Merger of Victory into Vialta, in the form filed with the Delaware Secretary of State on October 7, 2005.
*previously filed.

CUSIP No. 92554D 30 6	Page 22 of 30 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 28, 2005
Fred Shiu Leung Chan

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Annie M.H. Chan

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

CUSIP No. 92554D 30 6	Page 23 of 30 Pages
Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

Title:	Trustee
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 24 of 30 Pages
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee
Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 25 of 30 Pages
Evershine XVI, L.P.

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan
Title: For Everbright II, LLC (General Partner), as Managing Member
Everbright II, LLC

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan

Title:	As Managing Member

By:	/s/ Fred S. L. Chan

Name:	Fred S. L. Chan

Title:	As Managing Member
Vialta, Inc., as successor to Victory Acquisition Corp.

By:	/s/ Fred S. L. Chan

Name:	Fred S. L. Chan

Title:	Chairman

CUSIP No. 92554D 30 6	Page 26 of 30 Pages
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)
     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the ownership by each of the undersigned of shares of Vialta, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.
Date: October 28, 2005
Fred Shiu Leung Chan

By:	/s/ Fred Shiu Leung Chang

Name:	Fred Shiu Leung Chang

Annie M.H. Chan

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

CUSIP No. 92554D 30 6	Page 27 of 30 Pages
Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

Title:	Trustee
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 28 of 30 Pages
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee
Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 29 of 30 Pages
Evershine XVI, L.P.

By:	/s/ Annie M.H. Chan

Name:	Annie M. H. Chan
Title: For Everbright II, LLC (General Partner), As Managing Member
Everbright II, LLC

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan

Title:	As Managing Member

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Title:	As Managing Member
Vialta, Inc., as successor to Victory Acquisition Corp.

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Title:	Chairman

CUSIP No. 92554D 30 6	Page 30 of 30 Pages
EXHIBIT INDEX

Exhibit	Title

A	Agreement and Plan of Reorganization, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc. (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on March 31, 2005, and incorporated herein by reference).

B	Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and the Victory Shareholders.*

C	Voting Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc. *

D	Pledge Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc. *

E	Additional Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Mr. Fred Shiu Leung Chan. *

F	Amendment to the Agreement and Plan of Reorganization, dated as of August 2, 2005, by and between Victory and Vialta (included as Annex A-2 to the Definitive Proxy Statement of Vialta, Inc. incorporated by reference to the Schedule 14A filed by Vialta, Inc. on October 7, 2005).

G	Amendment No. 2 to the Agreement and Plan of Reorganization, dated as of August 26, 2005, by and between Victory and Vialta ((included as Annex A-3 to the Definitive Proxy Statement of Vialta, Inc. incorporated by reference to the Schedule 14A filed by Vialta, Inc. on October 7, 2005).

H.	Certificate of Merger of Victory into Vialta, in the form filed with the Delaware Secretary of State on October 7, 2005.

*	previously filed.